Exhibit 21.1

List of Subsidiaries

The following is a list of the subsidiaries of BankUnited, Inc. as of December 31, 2019, including the name of each subsidiary and its jurisdiction of incorporation:

1.	BankUnited, N.A.	USA
2.	Bridge Funding Group, Inc.	Delaware
3.	BU Delaware, Inc.	Delaware
4.	CRE Properties, Inc.	Florida
5.	Pinnacle Public Finance, Inc.	Delaware